EXHIBIT NO. 99.(i)

111 Huntington Ave., Boston, Massachusetts  02199-7632

Phone 617-954-5000

Amanda Mooradian

Assistant Vice President and Counsel

Legal

August 26, 2021

MFS Series Trust XII

111 Huntington Avenue

Boston, MA  02199

Ladies and Gentlemen:

I am Assistant Vice President and Senior Counsel of Massachusetts Financial Services Company, which serves as investment adviser to MFS Series Trust XII (the “Trust”), and the Assistant Secretary of the Trust.  I am admitted to practice law in The Commonwealth of Massachusetts.  The Trust was created under a written Declaration of Trust dated June 29, 2005, as amended from time to time, and executed and delivered in Boston, Massachusetts, as amended.  The beneficial interest thereunder is represented by transferable shares without par value.  The Trustees have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

I am of the opinion that the legal requirements have been complied with in the creation of the Trust, and that said Declaration of Trust is legal and valid.

Under Article III, Section 3.4 and Article VI, Section 6.4 of the Declaration of Trust, the Trustees are empowered, in their discretion, from time to time to issue shares of the Trust for such amount and type of consideration, at such time or times and on such terms as the Trustees may deem best.  Under Article VI, Section 6.1, it is provided that the number of shares of beneficial interest authorized to be issued under the Declaration of Trust is unlimited.

Article X of the Trust’s Amended and Restated By-Laws, dated January 1, 2002, as revised from time to time, provides that shares of beneficial interest of the Trust may not be sold at a price less than the net asset value thereof, as defined in the Trust’s By-Laws, determined by or on behalf of the Trustees next after the sale is made or at some later time after such sale.

The Trust has registered an indefinite number of shares of beneficial interest under the Securities Act of 1933 (the “Shares”).

MFS Series Trust XII

August 26, 2021

I am of the opinion that all necessary Trust action precedent to the issue of all the authorized but unissued Shares of the Trust covered by the Registration Statement and any amendments thereto has been duly taken, and that all such Shares may legally and validly be issued, and when sold, will be fully paid and non-assessable, assuming the receipt by the Trust of the cash consideration therefor in accordance with the terms of Article X of the Trust’s By-Laws as described above, except as described below.  I express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state “Blue Sky” or securities laws in connection with the sale of the Shares.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust.  However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees.  The Declaration of Trust provides for indemnification out of the Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust.  Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

I consent to your filing this opinion with the Securities and Exchange Commission.

Very truly yours,

Amanda Mooradian
Amanda Mooradian
Assistant Vice President and Senior Counsel

ASM/mjy